

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Mail Stop 4631

<u>Via E-Mail</u>
BakerCorp International, Inc.
Michael J. Henricks
Chief Financial Officer
7800 N. Dallas Parkway, Suite 500,
Plano, Texas 75024

   Re: **BakerCorp International, Inc.**
     Form 10-K for the Fiscal Year Ended January 31, 2017
     Filed April 26, 2017
     File No. 333-181780

Dear Mr. Henricks:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief
       Office of Manufacturing and
       Construction